Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Scotiabank reports 2009 fourth quarter net income of $902 million, up substantially from last year

     <<
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     Scotiabank's 2009 audited annual consolidated financial statements, accompanying management's discussion & analysis (MD&A) will be available today at www.scotiabank.com, along with the supplementary financial information report which includes fourth quarter financial information.
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     >>

     Fiscal 2009 Highlights (year over year)

     <<
      -  Earnings per share (diluted) of $3.31 versus $3.05
      -  Net income of $3.547 billion, up 13% from last year
      -  ROE was 16.7%
      -  Productivity ratio of 53.7%, versus 59.4%
      -  Annual dividends per share of $1.96, increased by 2.1%, compared to $1.92
      -  Tier 1 capital ratio of 10.7%, compared to 9.3% last year
      -  Tangible common equity ratio of 8.2% compared to 6.6% last year
     >>

     Fourth Quarter Highlights (versus Q4, 2008)

     <<
      -  Earnings per share (diluted) of $0.83 compared to $0.28
      -  Net income of $902 million, up from $315 million
      -  ROE of 16.4%
      -  Productivity ratio of 54.2%, versus 75.2%
      -  Maintained quarterly dividend of $0.49
     >>

     Fiscal 2009 Performance versus Objectives

     <<
     The Bank met or exceeded all of its four key financial and operational objectives this year as follows:

      1. TARGET: Generate growth in EPS (diluted) of 7 to 12% per year. The year-over-year EPS growth was 8.5%
      2. TARGET: Earn a return on equity (ROE) of 16 to 20%. For the full year, Scotiabank earned an ROE of 16.7%
      3. TARGET: Maintain a productivity ratio of less than 58%. Scotiabank's performance was 53.7%
      4. TARGET: Maintain sound capital ratios. At 10.7%, the Tier 1 capital ratio remains strong.
     >>

     TORONTO, Dec. 8 /CNW/ - Scotiabank achieved net income of $3.547 billion for 2009, meeting or exceeding its four key financial and operational targets.
Earnings per share (EPS) (diluted) were $3.31, compared to $3.05 in 2008.
Return on equity (ROE) was 16.7%, an industry-leading level.
     Net income for the quarter ended October 31, 2009 was $902 million, versus $315 million for the same period last year. EPS (diluted) were $0.83, compared to $0.28.
     "Despite the challenges of the past year, results for the fourth quarter rounded out a very strong year for Scotiabank and I am pleased to report that we have met all of the targets established at the end of last year," said Rick
Waugh, President and CEO. "Our strategy of diversification by business and geography, and our focus on aggressively managing risk has again enabled our
Bank to earn through the challenges of volatile markets and difficult economic conditions.
     "Canadian Banking had another record quarter with an 8% net income increase over the same period a year ago. The division benefited from increases in residential mortgages and revolving credit, while growth in personal and non-personal deposits reflected customers' preference for safe and liquid investments during periods of uncertainty. Gains in wealth management underscore our ability to be successful in a highly competitive market.
     "With its second strongest quarter on record, Scotia Capital reported net income of $353 million, up from $44 million from the same quarter last year.
Gains were made in credit fees, investment banking revenues and strong trading activities, but offset by lower loan volumes and foreign exchange revenues.
The year-over-year increase was offset by higher provisions for loan losses, which have now started to moderate.
     "International Banking reported net income of $283 million, up from $227 million in the same quarter last year, due in part to contributions from acquisitions and growth in retail loans. Results in the same quarter last year were adversely affected by fair value changes on certain investments and other valuation adjustments.
     "Scotiabank's strong capital position and continued profitability, with an industry-leading ROE of 16.7%, has enabled us to reward shareholders for their confidence in our organization by providing consistent quarterly dividends, which we have maintained at $0.49 cents per share.
     "I would like to thank our great team of employees around the world for their continued dedication to serving our customers through some very difficult times. One of Scotiabank's competitive strengths is our people, and
I appreciate the efforts that our employees have made, which have contributed to the Bank's success in 2009.
     "We will continue to focus on our priorities of driving sustainable revenue growth; ensuring effective capital management that will allow us to explore opportunities for growth and provide shareholders with solid returns;
and developing the Bank's leadership at all levels of the organization. We are also committed to maintaining prudent risk and expense management.
     "Looking ahead, the environment continues to be challenging, but we have the right strategy and the right team. As we move into a new year, I am optimistic that our well-diversified businesses, each with excellent growth opportunities, and our commitment to serving our shareholders, employees, customers and communities, will enable us to succeed.
     "By emphasizing our priorities and core competencies, and continuing our tradition of excellence in execution against our strategic goals, we are well positioned to achieve our targets for the next year and beyond."

     Financial Highlights

     <<
                   As at and for the three months ended    For the year ended
     -------------------------------------------------------------------------
                       October 31    July 31 October 31 October 31 October 31
     (Unaudited)             2009       2009       2008       2009       2008
     -------------------------------------------------------------------------
     Operating results
      ($ millions)

     Net interest income    2,099      2,176      1,941      8,328      7,574
     Net interest
      income (TEB(1))       2,172      2,244      2,036      8,616      7,990
     Total revenue          3,735      3,775      2,491     14,457     11,876
     Total revenue
      (TEB(1))              3,808      3,843      2,586     14,745     12,292
     Provision for
      credit losses           420        554        207      1,744        630
     Non-interest
      expenses              2,064      1,959      1,944      7,919      7,296
     Provision for
      income taxes            321        303          2      1,133        691
     Provision for income
      taxes (TEB(1))          394        371         97      1,421      1,107
     Net income               902        931        315      3,547      3,140
     Net income available
      to common shareholders  853        882        283      3,361      3,033
     -------------------------------------------------------------------------
     Operating
      performance

     Basic earnings
      per share ($)          0.84       0.87       0.28       3.32       3.07
     Diluted earnings
      per share ($)          0.83       0.87       0.28       3.31       3.05
     Return on
      equity(1)(2) (%)       16.4       17.3        6.0       16.7       16.7
     Productivity ratio
      (%) (TEB(1))           54.2       51.0       75.2       53.7       59.4
     Net interest margin
      on total average
      assets (%)
      (TEB(1)(2))            1.74       1.76       1.68       1.68       1.75
     -------------------------------------------------------------------------
     Balance sheet
      information
      ($ millions)

     Cash resources
      and securities(2)   160,572    148,257    125,353
     Loans and
      acceptances(2)      275,885    276,815    300,649
     Total assets(2)      496,516    486,469    507,625
     Deposits             350,419    333,728    346,580
     Preferred shares       3,710      3,710      2,860
     Common shareholders'
      equity(2)            21,062     20,300     18,782
     Assets under
      administration      215,097    207,913    203,147
     Assets under
      management           41,602     39,806     36,745
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     Capital measures

     Tier 1 capital
      ratio (%)              10.7       10.4        9.3
     Total capital
      ratio (%)              12.9       12.7       11.1
     Tangible common
      equity to
      risk-weighted
      assets(1)(3) (%)        8.2        7.9        6.6
     Risk-weighted assets
      ($ millions)        221,656    221,494    250,591
     -------------------------------------------------------------------------
     Credit quality

     Net impaired loans(4)
      ($ millions)          2,563      2,509      1,191
     General allowance
      for credit losses
      ($ millions)          1,450      1,450      1,323
     Sectoral allowance
      ($ millions)             44         48          -
     Net impaired
      loans as a %
      of loans and
      acceptances(4)         0.93       0.91       0.40
     Specific provision
      for credit losses
      as a % of
      average loans
      and acceptances
      (annualized)           0.63       0.64       0.29       0.54       0.24
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     Common share information

     Share price ($)
       High                 49.19      46.51      51.55      49.19      54.00
       Low                  42.95      33.75      35.25      23.99      35.25
       Close                45.25      45.92      40.19
     Shares outstanding
      (millions)
       Average - Basic      1,021      1,017        990      1,013        987
       Average - Diluted    1,024      1,020        994      1,016        993
       End of period        1,025      1,020        992
     Dividends per
      share ($)              0.49       0.49       0.49       1.96       1.92
     Dividend yield(5) (%)    4.3        4.9        4.5        5.4        4.3
     Market capitalization
      ($ millions)         46,379     46,858     39,865
     Book value per
      common share(2) ($)   20.55      19.89      18.94
     Market value to book
      value multiple(2)       2.2        2.3        2.1
     Price to earnings
      multiple (trailing
      4 quarters)            13.6       16.6       13.1
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     Other information

     Employees             67,802     67,482     69,049
     Branches and offices   2,686      2,689      2,672
     -------------------------------------------------------------------------
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     (1) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these measures.
     (2) Comparative amounts for 2009 have been adjusted to reflect the impact of the new accounting standard for classification and impairment of financial assets. Refer to New Accounting Policies below for details.
     (3) Comparative amounts have been restated to reflect a new definition of tangible common equity. Refer to Non-GAAP measures below.
     (4) Net impaired loans are impaired loans less the specific allowance for credit losses.
     (5) Based on the average of the high and low common share price for the period.
     >>

     Forward-looking statements

     Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings;
amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates;
the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure;
unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers;
consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries.
Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank's 2009 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
factors when reviewing these sections. Additional information relating to the
Bank, including the Bank's Annual Information Form, can be located on the
SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov

     Non-GAAP measures

     The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below:

     Taxable equivalent basis

     The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes;
hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes for 2009 was $288 million versus $416 million in the prior year.
     For purposes of segmented reporting, a segment's net interest income and provision for income taxes are grossed up by the taxable equivalent amount.
The elimination of the TEB gross up is recorded in the "Other" segment.

     Productivity ratio (TEB)

     Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

     Net interest margin on total average assets (TEB)

     This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

     Operating leverage

     The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.

     Return on equity

     Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders'
equity. The Bank calculates its return on equity using average common shareholders' equity.

     Economic equity and return on economic equity

     For internal reporting purposes, the Bank attributes capital to its business lines based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business line. The amount of risk capital attributed is commonly referred to as economic equity. Return on equity for the business lines is based on the economic equity attributed.

     Tangible common equity to risk-weighted assets

     Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common shareholders' equity, plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets. Tangible common equity is presented as a percentage of risk-weighted assets.
     Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of
Financial Institutions Canada (OSFI).

     Fourth Quarter Review

     Net income was $902 million in the fourth quarter, an increase of $587 million from the same quarter last year, but $29 million below last quarter.
The increase mainly reflected $642 million of after-tax charges taken last year related to certain trading activities and valuation adjustments, as well as the impact of new acquisitions. This was partly offset by the negative impact of foreign currency translation, and an increase in the provision for credit losses.

     Total revenue

     Total revenue (on a taxable equivalent basis) was $3,808 million this quarter, an increase of $1,222 million from last year, notwithstanding a negative foreign currency translation impact of $109 million. Quarter over quarter, total revenue declined $35 million or 1%, entirely from a negative impact of foreign currency translation of $91 million.

     Net interest income

     Net interest income (on a taxable equivalent basis) was $2,172 million in the fourth quarter, an increase of $136 million over the same quarter of last year, but a decrease of $72 million from last quarter. The impact of foreign exchange translation was negative $75 million over the same quarter last year, and negative $64 million compared to the third quarter. The increase in net interest income from the same quarter last year reflected growth in average assets of $14 billion or 3%, due mainly to solid growth in retail lending in
Canadian Banking.
     The Bank's net interest margin was 1.74% in the fourth quarter, an increase of 6 basis points from last year due to the positive impact of the change in fair value of financial instruments used for asset/liability management purposes and wider spreads in the corporate loan portfolio.
     The Bank's net interest margin narrowed by 2 basis points from last quarter as the unfavourable impact of the change in the fair value of financial instruments more than offset lower volumes of non-earning assets.

     Other income

     Other income was $1,636 million in the fourth quarter, $1,086 million above last year, notwithstanding a negative foreign currency translation impact of $34 million. The increase was due mainly to the charges taken last year which totaled $796 million. In addition, there were significant increases in trading revenues, credit fees, underwriting fees and mutual fund revenues.
     Quarter over quarter, other income was up $37 million or 2%, notwithstanding a negative foreign currency translation impact of $27 million.
This was mainly from higher net gains on securities, growth in mutual fund revenues, and higher credit and underwriting fees in Scotia Capital. These were partially offset by lower securitization revenues and a decline in trading revenues from the record levels in the previous quarter.

     Provision for credit losses

     The provision for credit losses was $420 million this quarter, comprised of $424 million in specific provisions and a $4 million reduction in the automotive sectoral allowance, which was reclassified to specific provisions.
The total provision was up $213 million from the same period last year, but down $134 million from last quarter. Year-over-year provisions rose across all business lines as a result of global economic conditions. Quarter-over-quarter provisions were down due mainly to an increase of $100 million in the general allowance in the prior quarter, as well as lower provisions in Scotia Capital.
     The provision for credit losses was $190 million in Canadian Banking, comprised of $192 million in specific provisions and a $2 million reduction in the automotive sectoral allowance reclassified to specific provisions. The total provision was up from $107 million in the same quarter last year and from $169 million in the previous quarter. Both increases were due mainly to higher retail provisions in the unsecured lending portfolios related primarily to credit cards and, to a lesser extent, the indirect automotive portfolio.
     International Banking's provision for credit losses was $167 million in the fourth quarter, compared to $90 million in the same period last year, and
$179 million last quarter. Commercial provisions were up over the same period last year due partially to substantial levels of reversals in Mexico and Peru in the prior year. Increased provisions from last year also reflect higher retail provisions related to the acquisition in Peru. The decrease in provisions from last quarter was attributable to the retail portfolios, where there was modest improvement in loss trends across most regions. However, commercial provisions increased from last quarter, primarily in Asia, Peru, and the Caribbean.
     Scotia Capital's provision for credit losses was $63 million in the fourth quarter, comprised of $65 million in specific provisions and a $2 million reduction in the automotive sectoral allowance reclassified to specific provisions. The total provision was up from $10 million in the fourth quarter of last year, but down from $106 million in the previous quarter. The new provisions in this quarter were related primarily to several accounts in the U.S. and, to a lesser extent, in Canada.
     Total net impaired loans, after deducting the allowance for specific credit losses, were $2,563 million as at October 31, 2009, an increase of $54 million from last quarter.
     The general allowance for credit losses was $1,450 million as at October
31, 2009, unchanged from last quarter. The sectoral allowance for the automotive industry was $44 million, down $4 million from last quarter.

     Non-interest expenses and productivity

     Non-interest expenses were $2,064 million in the fourth quarter, an increase of $120 million or 6% from the same quarter last year. Recent acquisitions accounted for approximately $23 million of this growth. Excluding the impact of these acquisitions and the positive effect of foreign currency translation of $59 million, the year-over-year growth was due primarily to higher performance-driven and stock-based compensation, capital taxes, and loyalty reward point costs.
     Quarter over quarter, non-interest expenses were up $105 million or 5%.
The increase was primarily from higher performance-driven and stock-based compensation, advertising expenses driven by growth initiatives, and technology and professional fees from higher project spending. Partly offsetting these items was the favourable impact of foreign currency translation.
     The productivity ratio was 54.2% this quarter, compared to 75.2% reported for the same period last year and 51.0% last quarter. The significant year-over-year improvement reflected strong revenue growth of 47.3%, partly from the charges taken last year, and an increase in expenses of 6.2%.

     Taxes

     The Bank's effective tax rate was 25.7%, compared to 0.6% reported for the same period last year and 24.0% last quarter. The low tax rate a year ago was due primarily to the pre-tax charges taken in that quarter related to certain trading activities and valuation adjustments, which were in higher tax jurisdictions. The increase from last quarter was due to lower income in lower tax rate jurisdictions.

     Common dividend

     The Board of Directors, at its meeting on December 7, 2009, approved a quarterly dividend of 49 cents per common share payable on January 27, 2010, to shareholders of record at the close of business on January 5, 2010.

     Outlook

     The global economy is transitioning from recession to recovery, although the return to positive growth is far from robust and highly uneven among countries, regions and sectors. Many of the large developed nations are recording modest to moderate growth.
     A number of positive factors should continue to support a gradual strengthening of global growth including government incentives to stimulate the economy, very low borrowing costs, a rebound in commodities and emerging markets, and a gradual revival in consumer demand.
     The Bank expects continued growth in 2010 with solid contributions from each of its business lines. In view of this outlook, the following targets have been established for 2010:

     <<
     -  TARGET: Generate growth in EPS (diluted) of 7 to 12% per year.
     -  TARGET: Earn a return on equity (ROE) of 16 to 20%.
     -  TARGET: Maintain a productivity ratio of less than 58%.
     -  TARGET: Maintain sound capital ratios.

     Business Segment Review
     -----------------------
     >>

     Canadian Banking

     <<
                             For the three months ended    For the year ended
     -------------------------------------------------------------------------
     (Unaudited)
     ($ millions)
     (Taxable
      equivalent       October 31    July 31 October 31 October 31 October 31
      basis)(1)              2009       2009       2008       2009       2008
     -------------------------------------------------------------------------
     Business segment
      income

     Net interest
      income(2)          $  1,280   $  1,212   $  1,160   $  4,785   $  4,324
     Provision for
      credit losses           190        169        107        702        399
     Other income             606        593        554      2,279      2,174
     Non-interest
      expenses                991        933        939      3,757      3,632
     Provision for
      income taxes            202        203        202        754        743
     -------------------------------------------------------------------------
     Net Income          $    503   $    500   $    466   $  1,851   $  1,724
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures

     Return on economic
      equity(1)              22.1%      22.3%      38.0%      22.3%      35.6%
     Average assets
      ($ billions)       $    196   $    193   $    185   $    192   $    175
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these measures.
     (2) Commencing in 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank's transfer pricing.
         Prior periods have not been reclassified. Refer to footnote (4) in
         Other.
     >>

     Q4 2009 vs Q4 2008

     Canadian Banking net income for the quarter was a record $503 million, up
$37 million or 8% from the same quarter last year. Return on economic equity was 22.1% versus 38.0% last year, due largely to increased allocated capital relating to the acquisition of E(x)Trade Canada (renamed Scotia iTRADE) and the significant investment in CI Financial.
     Average assets before securitization rose $11 billion or 6% from the fourth quarter last year, due primarily to growth of $8 billion or 7% in residential mortgages, which resulted in market share growth of 18 basis points versus the other major banks in 2009. Revolving credit increased by $5 billion or 17% year over year. Personal deposits grew by $7 billion or 7%, reflecting customers' preference for safe and liquid investments during a period of economic uncertainty. Non-personal deposits rose $9 billion or 19%
from growth in savings and current accounts. Assets under administration grew
7% from the fourth quarter of last year, reflecting improved market conditions in the latter half of 2009.
     Total revenue rose $172 million or 10% from the same quarter last year, due to growth in both net interest income and other income.
     Net interest income was $1,280 million, up $120 million or 10% from the fourth quarter of last year. The increase was due mainly to strong volume growth in both assets and deposits.
     Other income increased by $52 million or 9% from the same quarter of last year, due largely to higher wealth management revenues, including contributions from CI Financial and Scotia iTRADE.
     The provision for credit losses was $190 million in Canadian Banking, comprised of $192 million in specific provisions and a $2 million reduction in the automotive sectoral allowance reclassified to specific provisions. The total provision was up from $107 million in the same quarter last year. The increase was due mainly to higher retail provisions in the unsecured lending portfolios related primarily to credit cards and, to a lesser extent, the indirect automotive portfolio.
     Non-interest expenses increased 6% from the fourth quarter of last year reflecting higher VISA reward point costs and performance and stock-based compensation.

     Q4 2009 vs Q3 2009

     Quarter over quarter, net income increased $3 million or 1%.
     Compared to last quarter, average assets before securitization rose $3 billion or 2%, reflecting growth in residential mortgages as a result of historically low interest rates. Deposits increased 1% from growth in current accounts and high-interest savings accounts. Assets under administration grew
8% from last quarter, primarily reflecting market appreciation.
     Total revenues increased by $81 million or 5% quarter over quarter also from higher net interest income and other income.
     Compared to last quarter, net interest income was up $68 million or 6%
due mainly to asset growth and an improved interest margin, reflecting portfolio re-pricing and low wholesale funding costs.
     Other income grew by $13 million or 2% from last quarter, mostly from improving results in wealth management and retail banking due to improved market conditions.
     As noted above, the provision for credit losses in Canadian Banking was
$190 million, and this was up from $169 million in the previous quarter. The increase was due mainly to the higher retail provisions in the unsecured lending portfolios related particularly to credit cards and, to a lesser extent, the indirect automotive portfolio.
     Expenses rose 6% quarter over quarter, due mainly to higher VISA reward point costs, performance and stock-based compensation, volume-related compensation in wealth management and seasonal expenses.

     International Banking

     <<
                             For the three months ended    For the year ended
     -------------------------------------------------------------------------
     (Unaudited)
     ($ millions)
     (Taxable
      equivalent       October 31    July 31 October 31 October 31 October 31
      basis)(1)              2009       2009       2008       2009       2008
     -------------------------------------------------------------------------
     Business segment
      income

     Net interest
      income(2)          $    888   $    979   $    940   $  3,773   $  3,315
     Provision for
      credit losses           167        179         90        577        236
     Other income             364        296        228      1,480      1,282
     Non-interest
      expenses                741        718        753      2,960      2,634
     Provision for
      income taxes             33         38         75        287        422
     Non-controlling
      interest in
      net income of
      subsidiaries             28         28         23        114        119
     -------------------------------------------------------------------------
     Net Income          $    283   $    312   $    227   $  1,315   $  1,186
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures

     Return on
      economic equity(1)     10.2%      10.9%      10.5%      12.5%      15.5%
     Average assets
      ($ billions)       $     81   $     87   $     88   $     90   $     79
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these measures.
     (2) Commencing in 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank's transfer pricing.
         Prior periods have not been reclassified. Refer to footnote (4) in
         Other.
     >>

     Q4 2009 vs Q4 2008

     International Banking's net income in the fourth quarter was $283 million, an increase of $56 million or 25% from last year. The increase mainly reflected charges relating to valuation adjustments last year, as well as a lower effective tax rate, partially offset by the unfavourable impact of foreign currency translation.
     Total revenues were $1,252 million, an increase of 7% over the same period last year, benefiting from acquisitions and higher securities gains.
Growth in average retail loans of $1.7 billion or 8%, excluding foreign currency translation, was partly offset by lower commercial loan volumes.
     Net interest income was $888 million in the fourth quarter, a decrease of
$52 million from the same quarter last year. This decrease reflected the adverse impact of foreign currency translation, partially offset by the benefit attributable to acquisitions and the growth in retail loans. Other income of $364 million increased $136 million over the same quarter last year, partly reflecting last year's valuation adjustments, in addition to higher securities gains this quarter.
     The specific provision for credit losses was $167 million in the fourth quarter, compared to $90 million in the fourth quarter of last year.
Commercial provisions were up over the same period last year due partially to substantial levels of reversals in Mexico and Peru in the prior year.
Increased provisions from last year also reflect higher retail provisions related to the acquisition in Peru.
     Non-interest expenses decreased $12 million or 2% from the same period last year as the positive impact of foreign currency translation was partially offset by higher compensation and premises expenses consistent with acquisitions, new branch openings and business growth.

     Q4 2009 vs Q3 2009

     At $283 million, net income decreased $29 million or 9% from last quarter. The decrease arose due to fair value changes in certain financial instruments and the impact of a stronger Canadian dollar quarter over quarter, partly offset by a writedown on an equity investment last quarter.
     Total revenues decreased $23 million or 2%. Excluding the impact of foreign currency translation and changes in valuation adjustments quarter over quarter, revenues increased $45 million or 3%, mainly reflecting higher securities gains.
     Net interest income decreased $91 million from last quarter, due mainly to the negative impact of foreign currency translation and fair value adjustments on certain financial instruments. Other income was $364 million, an increase of $68 million over last quarter, mainly reflecting higher security gains and last quarter's writedown of an equity investment. These were partially offset by the impact of foreign currency translation and the impact of fair value changes on certain financial instruments.
     The specific provision for credit losses of $167 million this quarter was down $12 million from last quarter. The decrease in provisions was attributable to the retail portfolios, where there was modest improvement in loss trends across most regions. However, commercial provisions increased from last quarter, primarily in Asia, Peru, and the Caribbean.
     Non-interest expenses increased by $23 million, reflecting higher professional expenses and the seasonality of certain expenses. Partially offsetting was the positive impact of foreign currency translation.

     Scotia Capital

     <<
                             For the three months ended    For the year ended
     -------------------------------------------------------------------------
     (Unaudited)
     ($ millions)
     (Taxable
      equivalent       October 31    July 31 October 31 October 31 October 31
      basis)(1)              2009       2009       2008       2009       2008
     -------------------------------------------------------------------------
     Business segment
      income

     Net interest
      income(2)          $    321   $    423   $    331   $  1,427   $  1,120
     Provision for
      credit losses            63        106         10        338         (5)
     Other income             589        681        (99)     2,138        707
     Non-interest
      expenses                284        266        249      1,072        937
     Provision for
      income taxes            210        262        (71)       704        108
     -------------------------------------------------------------------------
     Net Income          $    353   $    470   $     44   $  1,451   $    787
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures

     Return on
      economic equity(1)     18.1%      21.8%       3.6%      20.0%      21.5%
     Average assets
      ($ billions)       $    167   $    181   $    169   $    183   $    164
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these measures.
     (2) Commencing in 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank's transfer pricing.
         Prior periods have not been reclassified. Refer to footnote (4) in
         Other.
     >>

     Q4 2009 vs Q4 2008

     Net income for the quarter was very strong at $353 million, the second strongest quarter on record, driven by robust revenues across all business units. This represents a $309 million increase from last year which included
$503 million ($305 million after tax) in charges relating to certain trading activities and valuation adjustments. Revenues were $910 million, up $678 million which offset higher loan losses and expenses compared to the prior year.
     Fourth-quarter revenues in Global Corporate and Investment Banking were strong at $467 million up $443 million from the same period last year largely reflecting last year's writedown to fair value of certain securities and collateralized debt obligations in the U.S. portfolio. Compared to the same period last year, interest income increased slightly as wider corporate lending spreads and loan origination fees were largely offset by lower loan volumes. Other income increased $439 million from the fourth quarter of the prior year due in part to the charges mentioned above. Credit-related fees and investment banking revenues also increased significantly.
     Fourth-quarter revenues in Global Capital Markets of $443 million were the second highest ever achieved. This was an increase of $234 million or 112%
from last year which reflected $171 million in charges related to the Lehman
Brothers bankruptcy. Interest income was modestly lower than the same period last year due to lower tax-exempt dividend income, largely offset by higher interest on trading assets. Other income increased compared to the fourth quarter last year due in part to the charges noted above. There were also higher underlying trading revenues in the derivatives, fixed income and equities businesses, partly offset by lower foreign exchange revenues.
     Scotia Capital's provision for credit losses was $63 million in the fourth quarter, comprised of $65 million in specific provisions and a $2 million reduction in the automotive sectoral allowance reclassified to specific provisions. The total provision was up from $10 million in the fourth quarter of last year. The new provisions this quarter related primarily to several accounts in the U.S. and, to a lesser extent, in Canada.
     Total non-interest expenses were $284 million in the fourth quarter, 14%
higher than last year. The increase reflected higher legal provisions and support costs, partially offset by a decrease in hiring and severance costs.

     Q4 2009 vs Q3 2009

     Net income was $117 million lower than last quarter's record level.
     Revenues of $910 million were the second highest ever reported. These were $194 million lower than the third quarter's record revenue, a decline that was partially offset by lower loan losses. The decrease in revenues from the third quarter primarily reflects lower trading revenues in derivatives and fixed income, and lower revenues from the lending businesses, partially offset by record investment banking revenues.
     Compared to last quarter, total revenues in Global Corporate and
Investment Banking were down $23 million. Interest income fell 22% due to lower loan volumes. Other income was up 13% due to higher credit-related fees and new issue and advisory fees, partly offset by valuation adjustments on certain securities.
     In Global Capital Markets, the revenue decrease of $171 million or 28%
from last quarter primarily reflects lower trading revenues compared to the record levels achieved in the third quarter.
     Scotia Capital's total provision for credit losses of $63 million was down from $106 million in the previous quarter. The new provisions this quarter related primarily to several accounts in the U.S. and, to a lesser extent, in Canada.
     Total non-interest expenses were 7% higher than the third quarter. The increase reflected higher legal provisions and hiring costs, partially offset by lower performance-based compensation.

     Other(1)

     <<
                             For the three months ended    For the year ended
     -------------------------------------------------------------------------
     (Unaudited)
     ($ millions)
     (Taxable
      equivalent       October 31    July 31 October 31 October 31 October 31
      basis)(2)              2009       2009       2008       2009       2008
     -------------------------------------------------------------------------
     Business segment
      income

     Net interest
      income(3)(4)       $   (390)  $   (438)  $   (490)  $ (1,657)  $ (1,185)
     Provision for
      credit losses             -        100          -        127          -
     Other income              77         29       (133)       232        139
     Non-interest
      expenses                 48         42          3        130         93
     Provision for
      income taxes(3)        (124)      (200)      (204)      (612)      (582)
     -------------------------------------------------------------------------
     Net Income (Loss)   $   (237)  $   (351)  $   (422)  $ (1,070)  $   (557)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures

     Average assets
      ($ billions)       $     51   $     45   $     39   $     48   $     37
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
     (2) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these measures.
     (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended October 31, 2009 ($73), July 31, 2009 ($68), October 31,
         2008 ($95), and the years ended October 31, 2009 ($288) and October
         31, 2008 ($416) to arrive at the amounts reported in the Consolidated
         Statement of Income.
     (4) Commencing November 1, 2008, the impact of including a liquidity premium charge in the cost of funds allocated to the business segments was a reduction in the net interest income of the three major segments, which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been
         reclassified.
     >>

     Q4 2009 vs Q4 2008

     The Other segment had a net loss of $237 million in the fourth quarter, compared to a loss of $422 million last year.
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $73 million in the fourth quarter, compared to $95 million in the same period last year.
     Total revenue this quarter was negative $313 million, an improvement of
$310 million from the prior year.
     Net interest income was negative $390 million this quarter, a favourable change of $100 million from the same quarter last year, due mainly to changes in the fair value of financial instruments used for asset/liability management purposes. This was partly offset by the impact of relatively higher term funding costs compared to the declining wholesale rates used for transfer pricing with the business segments.
     Other income was $77 million in the fourth quarter, $210 million higher than last year. This was mainly attributable to higher gains realized on the sales of securities, a lower level of writedowns on securities, partly offset by lower securitization revenues.
     Non-interest expenses were $48 million this quarter, an increase of $45 million from last year due largely to unusually low expenses in the fourth quarter of 2008.
     There were no changes in the general allowance in the fourth quarter this year, or the same period last year. During 2009, the general allowance increased $127 million to a total of $1,450 million.

     Q4 2009 vs Q3 2009

     The Other segment's net loss of $237 million in the fourth quarter compared to a loss of $351 million in the prior quarter.
     As noted above, the net interest income and the provision for taxes include the elimination of tax-exempt income gross-up. The fourth quarter elimination was $73 million compared to $68 million last quarter.
     The total revenue of negative $313 million this quarter was an improvement of $96 million from last quarter.
     Net interest income of negative $390 million this quarter improved $48 million from last quarter due mainly to changes in the fair value of financial instruments used for asset/liability management purposes. The impact of relatively higher term funding costs discussed above was in line with the previous quarter.
     Other income of $77 million in the fourth quarter was $48 million above last quarter. This was due mainly to lower writedowns on securities.
     Non-interest expenses of $48 million this quarter were $6 million higher than last quarter.
     There was no increase in the general allowance during the quarter compared to a $100 million increase in the general allowance in the prior quarter.

     Total

     <<
                             For the three months ended    For the year ended
     -------------------------------------------------------------------------
     (Unaudited)       October 31    July 31 October 31 October 31 October 31
     ($ millions)            2009       2009       2008       2009       2008
     -------------------------------------------------------------------------
     Business segment
      income

     Net interest
      income             $  2,099   $  2,176   $  1,941   $  8,328   $  7,574
     Provision for
      credit losses           420        554        207      1,744        630
     Other income           1,636      1,599        550      6,129      4,302
     Non-interest
      expenses              2,064      1,959      1,944      7,919      7,296
     Provision for
      income taxes            321        303          2      1,133        691
     Non-controlling
      interest in
      net income of
      subsidiaries             28         28         23        114        119
     -------------------------------------------------------------------------
     Net Income          $    902   $    931   $    315   $  3,547   $  3,140
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures

     Return on
      equity(1)              16.4%      17.3%       6.0%      16.7%      16.7%
     Average assets
      ($ billions)       $    495   $    506   $    481   $    513   $    455
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these measures.
     >>

     Quarterly Financial Highlights

     <<
                                                   For the three months ended
     -------------------------------------------------------------------------
                                     Oct. 31    July 31   April 30    Jan. 31
                                        2009       2009       2009       2009
     -------------------------------------------------------------------------
     Total revenue ($ millions)     $  3,735   $  3,775   $  3,596   $  3,351
     Total revenue (TEB(1))
      ($ millions)                     3,808      3,843      3,673      3,421
     Net income ($ millions)             902        931        872        842
     Basic earnings per share ($)       0.84       0.87       0.81       0.80
     Diluted earnings per share ($)     0.83       0.87       0.81       0.80
     -------------------------------------------------------------------------

                                                   For the three months ended
     -------------------------------------------------------------------------
                                     Oct. 31    July 31   April 30    Jan. 31
                                        2008       2008       2008       2008
     -------------------------------------------------------------------------
     Total revenue ($ millions)     $  2,491   $  3,374   $  3,172   $  2,839
     Total revenue (TEB(1))
      ($ millions)                     2,586      3,477      3,272      2,957
     Net income ($ millions)             315      1,010        980        835
     Basic earnings per share ($)       0.28       0.99       0.97       0.83
     Diluted earnings per share ($)     0.28       0.98       0.97       0.82
     -------------------------------------------------------------------------
     (1) Non-GAAP measure. Refer to non-GAAP measures section for a discussion of these measures.
     >>

     Consolidated Statement of Income

     <<
                             For the three months ended    For the year ended
     -------------------------------------------------------------------------
     (Unaudited)       October 31    July 31 October 31 October 31 October 31
     ($ millions)            2009       2009       2008       2009       2008
     -------------------------------------------------------------------------
     Interest income

     Loans               $  2,961   $  3,267   $  4,321   $ 13,973   $ 15,832
     Securities             1,029      1,234      1,054      4,090      4,615
     Securities purchased
      under resale
      agreements               38         97        183        390        786
     Deposits with banks       65         89        255        482      1,083
     -------------------------------------------------------------------------
                            4,093      4,687      5,813     18,935     22,316
     -------------------------------------------------------------------------
     Interest expenses

     Deposits               1,671      1,805      3,201      8,339     12,131
     Subordinated
      debentures               75         78         56        285        166
     Capital instrument
      liabilities               9         10          9         37         37
     Other                    239        618        606      1,946      2,408
     -------------------------------------------------------------------------
                            1,994      2,511      3,872     10,607     14,742
     -------------------------------------------------------------------------
     Net interest income    2,099      2,176      1,941      8,328      7,574

     Provision for
      credit losses           420        554        207      1,744        630
     -------------------------------------------------------------------------
     Net interest income
      after provision
      for credit losses     1,679      1,622      1,734      6,584      6,944
     -------------------------------------------------------------------------
     Other income

     Card revenues            102        104        107        424        397
     Deposit and
      payment services        220        229        222        905        862
     Mutual funds             124        104         78        371        317
     Investment
      management, brokerage
      and trust services      193        185        189        728        760
     Credit fees              260        218        142        866        579
     Trading revenues         255        387        (41)     1,057        188
     Underwriting fees
      and other commissions   184        146        101        620        402
     Foreign exchange
      other than trading       68         87         88        373        314
     Net gain (loss) on
      securities, other
      than trading             20       (155)      (543)      (412)      (374)
     Securitization
      revenues                 21         71         45        409        130
     Other                    189        223        162        788        727
     -------------------------------------------------------------------------
                            1,636      1,599        550      6,129      4,302
     -------------------------------------------------------------------------
     Net interest and
      other income          3,315      3,221      2,284     12,713     11,246
     -------------------------------------------------------------------------
     Non-interest expenses

     Salaries and
      employee benefits     1,097      1,093      1,058      4,344      4,109
     Premises and
      technology              394        382        382      1,543      1,417
     Communications            81         86         89        346        326
     Advertising
      and business
      development              95         66         96        307        320
     Professional              62         47         59        216        227
     Business and
      capital taxes            41         47         24        177        116
     Other                    294        238        236        986        781
     -------------------------------------------------------------------------
                            2,064      1,959      1,944      7,919      7,296
     -------------------------------------------------------------------------
     Income before
      the undernoted        1,251      1,262        340      4,794      3,950
     Provision for
      income taxes            321        303          2      1,133        691
     Non-controlling
      interest in net
      income of
      subsidiaries             28         28         23        114        119
     -------------------------------------------------------------------------
     Net income          $    902   $    931   $    315   $  3,547   $  3,140
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Preferred
      dividends paid           49         49         32        186        107
     -------------------------------------------------------------------------
     Net income
      available to
      common
      shareholders       $    853   $    882   $    283   $  3,361   $  3,033
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Average number of
      common shares
      outstanding
      (millions):
       Basic                1,021      1,017        990      1,013        987
       Diluted              1,024      1,020        994      1,016        993
     -------------------------------------------------------------------------
     Earnings per
      common share
      (in dollars)(1):

       Basic             $   0.84   $   0.87   $   0.28   $   3.32   $   3.07
       Diluted           $   0.83   $   0.87   $   0.28   $   3.31   $   3.05
     -------------------------------------------------------------------------
     Dividends per
      common share
      (in dollars)       $   0.49   $   0.49   $   0.49   $   1.96   $   1.92
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Certain comparative amounts have been reclassified to conform with current period presentation.

     (1) The calculation of earnings per share is based on full dollar and share amounts.

     See Basis of Preparation below.
     >>

     Consolidated Balance Sheet

     <<
                                                           As at
     -------------------------------------------------------------------------
                                             October 31   July 31  October 31
     (Unaudited) ($ millions)                      2009      2009        2008
     -------------------------------------------------------------------------
     Assets

     Cash resources

     Cash and non-interest-bearing
      deposits with banks                      $  3,355   $  3,308   $  2,574
     Interest-bearing deposits with banks        34,343     21,516     32,318
     Precious metals                              5,580      4,897      2,426
     -------------------------------------------------------------------------
                                                 43,278     29,721     37,318
     -------------------------------------------------------------------------
     Securities

     Trading                                     58,067     59,624     48,292
     Available-for-sale                          55,699     55,495     38,823
     Equity accounted investments                 3,528      3,417        920
     -------------------------------------------------------------------------
                                                117,294    118,536     88,035
     -------------------------------------------------------------------------
     Securities purchased
      under resale agreements                    17,773     14,166     19,451
     -------------------------------------------------------------------------
     Loans

     Residential mortgages                      101,604     98,334    115,084
     Personal and credit cards                   61,048     60,934     50,719
     Business and government                    106,520    109,588    125,503
     -------------------------------------------------------------------------
                                                269,172    268,856    291,306
     Allowance for credit losses                  2,870      2,982      2,626
     -------------------------------------------------------------------------
                                                266,302    265,874    288,680
     -------------------------------------------------------------------------
     Other

     Customers' liability under acceptances       9,583     10,941     11,969
     Derivative instruments                      25,992     31,943     44,810
     Land, buildings and equipment                2,372      2,372      2,449
     Goodwill                                     2,908      2,875      2,273
     Other intangible assets                        561        541        521
     Other assets                                10,453      9,500     12,119
     -------------------------------------------------------------------------
                                                 51,869     58,172     74,141
     -------------------------------------------------------------------------
                                               $496,516   $486,469   $507,625
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities and shareholders' equity

     Deposits

     Personal                                  $123,762   $123,996   $118,919
     Business and government                    203,594    189,120    200,566
     Banks                                       23,063     20,612     27,095
     -------------------------------------------------------------------------
                                                350,419    333,728    346,580
     -------------------------------------------------------------------------
     Other

     Acceptances                                  9,583     10,941     11,969
     Obligations related to securities
      sold under repurchase agreements           36,568     36,013     36,506
     Obligations related to
      securities sold short                      14,688     13,840     11,700
     Derivative instruments                      28,806     36,155     42,811
     Other liabilities                           24,682     24,804     31,063
     Non-controlling interest in subsidiaries       554        520        502
     -------------------------------------------------------------------------
                                                114,881    122,273    134,551
     -------------------------------------------------------------------------
     Subordinated debentures                      5,944      5,958      4,352
     -------------------------------------------------------------------------
     Capital instrument liabilities                 500        500        500
     -------------------------------------------------------------------------
     Shareholders' equity

     Capital stock
       Preferred shares                           3,710      3,710      2,860
       Common shares                              4,946      4,768      3,829
     Retained earnings                           19,916     19,561     18,549
     Accumulated other
      comprehensive income (loss)                (3,800)    (4,029)    (3,596)
     -------------------------------------------------------------------------
                                                 24,772     24,010     21,642
     -------------------------------------------------------------------------
                                               $496,516   $486,469   $507,625
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Certain comparative amounts have been reclassified to conform with current period presentation.

     See Basis of Preparation below.
     >>

     Consolidated Statement of Changes in Shareholders' Equity

     <<
                                                           For the year ended
     -------------------------------------------------------------------------
                                                        October 31 October 31
     (Unaudited) ($ millions)                                 2009       2008
     -------------------------------------------------------------------------
     Preferred shares

     Balance at beginning of year                         $  2,860   $  1,635
     Issued                                                    850      1,225
     -------------------------------------------------------------------------
     Balance at end of year                                  3,710      2,860
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Common shares

     Balance at beginning of year                            3,829      3,566
     Issued                                                  1,117        266
     Purchased for cancellation                                  -         (3)
     -------------------------------------------------------------------------
     Balance at end of year                                  4,946      3,829
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Retained earnings

     Balance at beginning of year                           18,549     17,460
     Net income                                              3,547      3,140
     Dividends:  Preferred                                    (186)      (107)
                 Common                                     (1,990)    (1,896)
     Purchase of shares                                          -        (37)
     Other                                                      (4)       (11)
     -------------------------------------------------------------------------
     Balance at end of year                                 19,916     18,549
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Accumulated other comprehensive income (loss)

     Balance at beginning of year as previously reported    (3,596)    (3,857)
     Cumulative effect of adopting new accounting policies     595(1)       -
     -------------------------------------------------------------------------
     Balance at beginning of year as restated               (3,001)    (3,857)
     Other comprehensive income (loss)                        (799)       261
     -------------------------------------------------------------------------
     Balance at end of year                                 (3,800)    (3,596)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total shareholders' equity at end of year            $ 24,772   $ 21,642
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Consolidated Statement of Comprehensive Income

     <<
                             For the three months ended    For the year ended
     -------------------------------------------------------------------------
                                  October 31 October 31 October 31 October 31
     (Unaudited) ($ millions)           2009       2008       2009       2008
     -------------------------------------------------------------------------
     Comprehensive income

     Net income                     $    902   $    315   $  3,547   $  3,140
     -------------------------------------------------------------------------
     Other comprehensive income
      (loss), net of income taxes:
       Net change in unrealized
        foreign currency
        translation losses               141      1,375     (1,736)     2,368
       Net change in unrealized
        gains (losses) on
        available-for-sale
        securities                        55     (1,075)       894     (1,588)
       Net change in gains
        (losses) on derivative
        instruments designated
        as cash flow hedges               33       (185)        43       (519)
     -------------------------------------------------------------------------
     Other comprehensive
      income (loss)                      229        115       (799)       261
     -------------------------------------------------------------------------
     Comprehensive income (loss)    $  1,131   $    430   $  2,748   $  3,401
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Relates to the adoption of a new accounting policy on financial instruments adopted in the fourth quarter of 2009. Refer to New
         Accounting Policies below for details.

     See Basis of Preparation below.
     >>

     Condensed Consolidated Statement of Cash Flows

     <<
                             For the three months ended    For the year ended
     -------------------------------------------------------------------------
     Sources (uses)
      of cash flows               October 31 October 31 October 31 October 31
     (Unaudited) ($ millions)           2009       2008       2009       2008
     -------------------------------------------------------------------------
     Cash flows from
      operating activities

     Net income                     $    902   $    315   $  3,547   $  3,140
     Adjustments to determine
      net cash flows from (used
      in) operating activities           873        504      2,648        928
     Net accrued interest
      receivable and payable            (170)      (187)      (229)        60
     Trading securities                1,635      8,741    (10,898)    13,721
     Derivative assets                 6,379    (16,884)    17,320    (15,292)
     Derivative liabilities           (7,518)    15,744    (12,009)    11,202
     Other, net                       (3,616)     1,894    (11,426)     6,290
     -------------------------------------------------------------------------
                                      (1,515)    10,127    (11,047)    20,049
     -------------------------------------------------------------------------
     Cash flows from
      financing activities

     Deposits                         15,701     (1,134)    17,031     28,106
     Obligations related to
      securities sold under
      repurchase agreements              476      7,329      1,109      6,913
     Obligations related to
      securities sold short              832       (383)     3,165     (5,020)
     Subordinated debentures issued        -        950      2,000      3,144
     Subordinated debentures
      redemptions/repayments             (17)      (266)      (359)      (691)
     Preferred shares issued               -        300        600      1,225
     Common shares issued                151         89        585        234
     Common shares
      redeemed/purchased
      for cancellation                     -        (33)         -        (40)
     Cash dividends paid                (550)      (517)    (2,176)    (2,003)
     Other, net                          330     (1,359)    (1,789)      (101)
     -------------------------------------------------------------------------
                                      16,923      4,976     20,166     31,767
     -------------------------------------------------------------------------
     Cash flows from
      investing activities

     Interest-bearing
      deposits with banks            (12,635)    (4,276)    (5,781)    (5,052)
     Securities purchased
      under resale agreements         (3,590)    (1,665)       980      3,793
     Loans, excluding
      securitizations                 (3,447)    (8,860)   (12,583)   (47,483)
     Loan securitizations                690      2,537     11,879      5,121
     Securities, other
      than trading, net                3,698     (2,205)      (790)    (5,256)
     Land, buildings and
      equipment, net of disposals        (55)      (193)      (199)      (401)
     Other, net(1)                       (31)      (942)    (1,635)    (2,399)
     -------------------------------------------------------------------------
                                     (15,370)   (15,604)    (8,129)   (51,677)
     -------------------------------------------------------------------------
     Effect of exchange rate
      changes on cash and
      cash equivalents                     9        161       (209)       297
     -------------------------------------------------------------------------
     Net change in cash
      and cash equivalents                47       (340)       781        436
     Cash and cash equivalents
      at beginning of period           3,308      2,914      2,574      2,138
     -------------------------------------------------------------------------
     Cash and cash equivalents
      at end of period(2)           $  3,355   $  2,574   $  3,355   $  2,574
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Cash disbursements made for:
       Interest                     $  1,976   $  3,692   $ 11,138   $ 14,544
       Income taxes                 $    253   $    259   $  1,234   $  1,212
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Certain comparative amounts have been reclassified to conform with current period presentation.

     (1) For the three and twelve months ended October 31, 2009, comprises investments in subsidiaries and associated corporations, net of cash and cash equivalents at the date of acquisition of nil and $4, respectively (October 31, 2008 - nil, and $37, respectively), and net of non-cash consideration of common shares issued from treasury of
         $23 and $523, respectively (October 31, 2008 - nil and nil, respectively), and net of non-cumulative preferred shares of nil and
         $250, respectively (October 31, 2008 - nil and nil, respectively).
     (2) Represents cash and non-interest bearing deposits with banks.

     See Basis of Preparation below.
     >>

     Basis of preparation

     These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the
Bank's audited consolidated financial statements for the year ended October
31, 2009, which will be available at www.scotiabank.com. The significant accounting policies used in the preparation of these consolidated financial statements are consistent with those used in the 2009 year-end statements.
Certain comparative amounts have been reclassified to conform to the current period's accounting presentation.

     New accounting policies

     Classification and impairment of financial assets

     In August 2009, the Canadian Institute of Chartered Accountants (CICA)
amended Section 3855, Financial Instruments - Recognition and Measurement, to
harmonize classification and related impairment accounting requirements of
Canadian GAAP with International Financial Reporting Standards (IFRS). The new
definition of loans includes debt securities not quoted in an active market but permits the Bank to designate these instruments as available-for-sale
(AFS), measured at fair value with unrealized gains and losses recorded through other comprehensive income. The amendments also allow the reversal of impairment charges for debt instruments classified as available-for-sale on the occurrence of specific events. Impairment charges for debt securities classified as loans are recorded as provisions for credit losses. As a result of the above accounting standard amendments, at November 1, 2008 the Bank reclassified instruments with a carrying value of $9,447 million (fair value of $8,529 million) from AFS securities to loans. In addition, the Bank recorded a net decrease of $595 million (net of income tax benefit of $323 million) to accumulated other comprehensive loss. In accordance with these amendments, previous periods have not been restated as a result of implementing the new accounting standards.

     Goodwill and intangible assets

     Commencing November 1, 2008, the Bank adopted a new accounting standard -
Goodwill and Intangible Assets. As a result of adopting the new standard, certain software costs previously recorded as Land, buildings and equipment are now recorded as Other intangible assets in the Consolidated Balance Sheet.
The Consolidated Statement of Income reflects the charges related to amortization expense, which was previously recorded in Premises and technology non-interest expenses and is now recorded as Other non-interest expenses.

     Financial instrument disclosures

     In June 2009, the CICA issued amendments to its Financial Instruments
Disclosure standard to expand disclosures of financial instruments consistent with new disclosure requirements made under IFRS. These amendments were effective for the Bank commencing November 1, 2008 and introduce a three-level fair value hierarchy that prioritizes the quality and reliability of information used in estimating the fair value of instruments. The fair values for the three levels are based on:

     <<
     -  Level 1 - quoted prices in active markets
     -  Level 2 - models using observable inputs other than quoted market prices
     -  Level 3 - models using inputs that are not based on observable market data

     Shareholder and investor information
     ------------------------------------
     >>

     Direct deposit service

     Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the Transfer Agent.

     Dividend and share purchase plan

     Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
     For more information on participation in the plan, please contact the
Transfer Agent.

     Dividend dates for 2010

     Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

     <<
            Record Date       Payment Date
            January 5         January 27
            April 6           April 28
            July 6            July 28
            October 5         October 27
     >>

     Annual meeting date for fiscal 2009

     Shareholders are invited to attend the 178th Annual Meeting of Holders of
Common Shares, to be held on April 8, 2010, at the Sheraton Hotel
Newfoundland, 115 Cavendish Square, St. John's, Newfoundland and Labrador,
beginning at 10:00 a.m. (Newfoundland Daylight Time). The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 9, 2010.

     Duplicated communication

     If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

     Website

     For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

     Conference call and web broadcast

     The quarterly results conference call will take place on December 8,
2009, at 2:00 p.m. EST and is expected to last approximately one hour.
Interested parties are invited to access the call live, in listen-only mode, by telephone, toll free, at 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by
e-mail to investor.relations(at)scotiabank.com.
     A telephone replay of the conference call will be available from December
8, 2009, to December 22, 2009, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4186010 followed by the number sign. The archived audio webcast will be available on the Bank's website for three months.

     General information

     Information on your shareholdings and dividends may be obtained by writing to the Bank's Transfer Agent:

     <<
            Computershare Trust Company of Canada
            100 University Avenue, Ninth Floor
            Toronto, Ontario, Canada M5J 2Y1
            Telephone: 1-877-982-8767
            Facsimile: 1-888-453-0330
            Electronic Mail: service(at)computershare.com
     >>

     Contact information

     Investors:
     Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

     <<
            Scotiabank
            Scotia Plaza, 44 King Street West
            Toronto, Ontario, Canada M5H 1H1
            Telephone: (416) 933-1273
            Facsimile: (416) 866-7867
            Electronic Mail: investor.relations(at)scotiabank.com
     >>

     Media:
     For other information and for media enquiries, please contact the Public,
Corporate and Government Affairs Department at the above address.

     <<
            Telephone: (416) 866-3925
            Facsimile: (416) 866-4988
            Electronic Mail: corpaff(at)scotiabank.com
     >>

     Shareholders:
     For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's Transfer Agent:

     <<
            Computershare Trust Company of Canada
            100 University Avenue, Ninth Floor
            Toronto, Ontario, Canada M5J 2Y1
            Telephone: 1-877-982-8767
            Facsimile: 1-888-453-0330
            Electronic Mail: service(at)computershare.com

            Co-Transfer Agent (U.S.A.)
            Computershare Trust Company N.A.
            350 Indiana Street
            Golden, Colorado 80401 U.S.A.
            Telephone: 1-800-962-4284
     >>

     For other shareholder enquiries, please contact the Finance Department:

     <<
            Scotiabank
            Scotia Plaza, 44 King Street West
            Toronto, Ontario, Canada M5H 1H1
            Telephone: (416) 866-4790
            Facsimile: (416) 866-4048
            Electronic Mail: corporate.secretary(at)scotiabank.com
     >>

     Rapport trimestriel disponible en francais

     Le Rapport annuel et les etats financiers de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer Relations publiques, Affaires de la societe et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'etiquette d'adresse, afin que nous puissions prendre note du changement.

     The Bank of Nova Scotia is incorporated in Canada with limited liability.

     %SEDAR: 00001289EF          %CIK: 0000009631

     /For further information: Peter Slan, Senior Vice-President, Investor
Relations, (416) 933-1273; Ann DeRabbie, Director, Public Affairs, (416)
933-1344/
     (BNS. BNS)

CO:  Scotiabank

CNW 07:20e 08-DEC-09